SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

DelMar Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

247078108

(CUSIP Number)

October 28, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS

William Garner
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
5	SOLE VOTING POWER

2,668,541 (1)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	2,668,541 (1)
8	SHARED DISPOSITIVE POWER

0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,668,541 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.1%*
12	TYPE OF REPORTING PERSON

IN

(1) Consists of 2,398,541 outstanding shares and 270,000 shares issuable upon exercise of options. Does not include 50,000 shares issuable upon exchange of Exchangeable Shares, which are held in trust for the Reporting Person by Jeffrey Bacha.

* Based on 32,596,028 shares of common stock outstanding on October 30, 2014. Under applicable regulations, a person is deemed to have beneficial ownership of any shares of common stock which he may acquire within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

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Item 1. Security and Issuer.

(a)	Name of Issuer:

DelMar Pharmaceuticals, Inc.

(b)	Address of Issuer:

Suite 720-999 West Broadway

Vancouver, British Columbia, Canada V5Z 1K5

Item 2. Identity and Background.

Item 2(a). Name of Person Filing:

 This statement is being filed by Dr. William Garner (the “Reporting Person”).

Item 2(b) Address of Principal Business Office or, if none, Residence:

The address of the Reporting Person is Suite 720-999 West Broadway

Vancouver, British Columbia, Canada V5Z 1K5

Item 2(c). Citizenship or Place of Organization:

The Reporting Person is a United States citizen.

Item 2(d). Title of Class of Securities:

Common Stock.

Item 2(e). CUSIP Number: 247078108

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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Item 4. Ownership.

a)	Amount beneficially owned: 2,668,541 (consists of 2,398,541 outstanding shares and 270,000 shares issuable upon exercise of options. Does not include 50,000 shares issuable upon exchange of Exchangeable Shares, which are held in trust for the Reporting Person by Jeffrey Bacha.)

b)	Percent of class: 8.1%

c)	Number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 2,668,541

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 2,668,541

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent

     Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

October 31, 2014	By:	/s/ William Garner
William Garner

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